King & Spalding LLP
1180 Peachtree Street N.E.
Atlanta, GA 30309-3521 www.kslaw.com

Zachary Davis zdavis@kslaw.com
T 404.572.2770

Alan Noskow anoskow@kslaw.com
T 202.626.5572

October 23, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Attn:	Stacie Gorman

Jeffrey Gabor

Re:	Shimmick Corporation

Registration Statement on Form S-1

Filed October 5, 2023

CIK No. 0001887944

Ladies and Gentlemen:

On behalf of Shimmick Corporation (the “Registrant”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of its common stock, which amends the Registration Statement filed on October 5, 2023. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes. In addition, the Registrant has filed certain exhibits with the Registration Statement.

In addition, we are providing the following responses to your comment letter, dated October 19, 2023, regarding the Registration Statement. To assist your review, we have included the text of the Staff’s comments in bold below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by the Registrant.

Amendment No. 1 to Registration Statement on Form S-1

Business

Our Projects

1.

We note your response to comment 1 of our letter. We note that you have provided an example of the services provided by one joint venture partner. Please expand your disclosure in this section to disclose all of the services currently being provided by joint venture partners.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 6 and 80.

October 23, 2023

Page Two

2023 Omnibus Incentive Plan

2.	We note that you will enter into the 2023 Omnibus plan. Please file this pursuant to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the 2023 Omnibus Incentive Plan has been filed as Exhibit 10.3 to the Registration Statement.

Item 16. Exhibits and Financial Statement Schedules

3.	Please file your executed Articles of Incorporation. Please see Item 601(b)(3) of Regulation S-K.

In response to the Staff’s comment, the executed Articles of Incorporation and all amendments have been filed as Exhibits 3.1-3.4.

*  *   *

The Registrant and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Zachary Davis at (404) 572-2770 or Alan Noskow at (202) 626-5572 with any questions you may have regarding this confidential submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Zachary Davis

Zachary Davis

/s/ Alan Noskow

Alan Noskow

cc:	Mitchell B. Goldsteen, Shimmick Corporation

Steven E. Richards, Shimmick Corporation

Devin J. Nordhagen, Shimmick Corporation

Jonathan H. Talcott, Esq., Nelson Mullins Riley & Scarborough LLP

E. Peter Strand, Esq., Nelson Mullins Riley & Scarborough LLP

Michael K. Bradshaw, Jr., Esq., Nelson Mullins Riley & Scarborough LLP